

Mail Stop 7010

August 11, 2006

Mr. Barry C. Safrit
Vice President and Chief Financial Officer
Bassett Furniture Industries, Incorporated
3525 Fairystone Park Highway
Bassett, VA 24055

> **RE:** **Bassett Furniture Industries, Incorporated**
> **Form 10-K for Fiscal Year Ended November 26, 2005**
> **Filed January 30, 2006**
> **Form 10-Q for the Quarterly Period ended May 27, 2006**
> **Filed July 6, 2006**
> **File No. 000-00209**

Dear Mr. Safrit:

We have reviewed your response letter dated July 20, 2006 to our letter dated June 21, 2006 and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended November 26, 2005

Consolidated Statements of Cash Flows, page F-17

1. We have reviewed your response to our prior comment 1 from our letter dated June 21, 2006. It is unclear to us how you determined that the amount of net cash inflows from notes receivable of $851 is not material to the net cash provided by (used in) operating activities balance in your consolidated statements of cash

flows. Please tell us the amount of the reclassification from cash flows from operating activities for each period presented. Please also provide us a written analysis of your materiality assessment based on the quantitative and qualitative factors in SAB 99.

8. Income Taxes, page F-26

2. We note your proposed disclosure in response to our prior comment 4 from our letter dated June 21, 2006, regarding the increase in your valuation allowance. In future filings, please provide further disclosure regarding the specific reasons for your conclusion that it is more likely than not that your tax benefits would not be realized prior to expiration. In your response, please show us what your revised disclosures in future filings will look like.

3. In response to our prior comment 4 from our letter dated June 21, 2006, we also note in your rate reconciliation that you had a reduction of tax reserves of $365 for the year ended December 31, 2005. In future filings, disclose the specific events that led to your conclusion to reduce your tax reserves. In addition, please disclose your accounting policy with respect to how you determine the circumstances under which you accrue and reverse provisions for tax contingencies and uncertain tax positions, including your overall threshold of probability of loss when establishing and adjusting this reserve. Please also disclose the remaining amount accrued as of each balance sheet date, the nature of the remaining exposures, and the uncertainties associated with these exposures. Please supplementally provide us with your proposed disclosure.

4. Please provide to us a rollforward of your tax reserves for the years 2003 through 2005. As a part of this response, please also provide us with the following:
   - Explain the underlying material tax position(s) you have taken which you believe may be challenged and potentially disallowed;
   - Tell us whether you consider the positions to be specific tax "shelters" as defined by tax authorities, or whether they represent tax uncertainties entered into in the ordinary course of business;
   - Describe the uncertainties surrounding such position(s) and what factors would impact whether they would be potentially disallowed;
   - Quantify in all respects the surrounding accounting for such tax positions;
   - Quantify the activity of the reserves from inception, or at least provide adequate historical perspective concerning the last three years reversals and their original reserve dates;
   - Identify where, in both the income statement and balance sheet, the reserve activity was originally recorded;
   - Quantify and identify any current reserves and their underlying purpose;

- Regarding any current reserves, describe the uncertainties surrounding such position(s) and what factors would impact whether they would be potentially disallowed
- Indicate in the activity any actual disallowances;

14. Acquisitions of Retail Licensee Stores, page F-30

5. We note your response to prior comment 5. Please clarify the following:
   - Please tell us the portion of the $2,840 valuation that related to goodwill and the portion that related to intangible assets.
   - Please provide us with a summarized balance sheet of each of the acquirees at the time of acquisition, with each of the related party balances (e.g. accounts receivable, notes receivable, etc.) separately presented. To the extent that you had a provision recorded on these receivables, please state this fact in your response. In other words, please tell us the gross amount of the receivables for which you recognized a reserve of $3,050 and $1,536 (related to equity investee losses).
   - Please tell us your consideration of footnote 16 to paragraph 23 of SFAS 142, which indicates that the fair value of an entity for the purposes of determining impairment should reflect the advantages of synergies and other benefits that flow from control over another entity, in basing your calculation of goodwill on a separate, independent valuation, rather than based on the excess of your purchase price over the fair values of the acquirees' net assets.

6. We note your response to prior comment 9 regarding your reacquired licenses. It appears that these reacquired licenses have value to you, but that you have not assigned any amount to them. Please clarify why not.

Form 10-Q for the Quarterly Period ended May 27, 2006

7. We note on page 17 that one of the reasons for the increase in your SG&A expenses in the second quarter of 2006 is a $500 increase in your provision for losses on trade accounts receivables. We also note your disclosures on page 20 regarding the slower pace of receivables collection from certain BFD licensees. Due to the significance of this amount, in future filings, disclose the specific factors that arose in the second quarter of 2006 that led to this write-off. To the extent that the write-off is related to a specific customer or customers, quantify the remaining accounts receivable balance from this customer in your disclosures. In addition, please disclose any known trends, events, or uncertainties with respect to your receivables that are reasonably likely to have a material effect on your operating performance. Supplementally provide us what your disclosure will look like.

Mr. Barry C. Safrit
Bassett Furniture Industries, Incorporated
August 11, 2006
Page 4

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, to the undersigned at (202) 551-3255.

Sincerely,

Nili Shah
Accounting Branch Chief